Exhibit 1

FOR IMMEDIATE RELEASE	28 March 2018

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified today of changes in the share ownership of Sir Martin Sorrell, an executive director of the company. On 27 March 2018, Sir Martin Sorrell gifted 900,000 ordinary shares in WPP to The JMCMRJ Sorrell Charitable Foundation, a charity established to provide funding for improvement of education, health and interfaith communication.

Following this gift, Sir Martin and his family interests are interested in or have rights in 17,640,315 shares. Sir Martin Sorrell’s family interests and rights represent 1.393% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation is interested in 5,475,936 ordinary shares, representing 0.433% of the issued share capital of WPP.

This announcement is made in accordance with article 19 of MAR.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204

Marie Capes, WPP

Richard Oldworth, Buchanan Communications	+44 (0)7710 130634 / +44(0) 20 7466 5000

END